-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________
                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)
                                   MFRI, INC.
                       (Name of Subject Company (Issuer))
                                 ______________
                                   MFRI, INC.
                        (Name of Filing Person (Offeror))
                                 ______________
        Options Under MFRI, Inc. 's 1989 Stock Option Plan (as amended),
             1993 Stock Option Plan, 1994 Stock Option Plan and 1990
               Independent Directors Stock Option Plan to Purchase
                 Common Stock, Par Value $.01 Per Share, Held by
                             Certain Option Holders
                         (Title of Class of Securities)
                                 ______________
                                   552721 10 2
                (CUSIP Number of Underlying Class of Securities)
                                 ______________
                                   Copies to:

Mr. David Unger                           Hal M. Brown, Esq.
Chairman of the Board of Directors        Piper Marbury Rudnick & Wolfe
MFRI, Inc.                                203 North LaSalle Street, Suite 1800
7720 Lehigh Avenue                        Chicago, Illinois  60601-1293
Niles, Illinois  60714                    (312) 368-4012
(847) 966-1000                            (312) 236-7516 (telecopier)

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                 ______________
                            CALCULATION OF FILING FEE
===============================================================================
       Transaction Valuation*                    Amount of Filing Fee
-------------------------------------------------------------------------------
           $495,546.02                                  $99.11
===============================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 798,950 shares of common stock of MFRI, Inc. having an aggregate value of $495,546.02 as of May 10, 2001 will be exchanged and/or canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:         $99.11
Form or Registration No.:       5-43197
Filing party:                   MFRI, Inc.
Date filed:                     May 25, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]   third party tender offer subject to Rule 14d-1.
[x]    issuer tender offer subject to Rule 13e-4.
[  ]   going-private transaction subject to Rule 13e-3.
[  ]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
---------------------------------------------------------   -------------------

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on May 25, 2001, as amended by Amendment No. 1 filed with the Commission on June 12, 2001 and Amendment No. 2 filed with the Commission on June 15, 2001 (together, the "Schedule TO"), relating to the MFRI 2001 Stock Option Exchange Plan, pursuant to which we are offering to exchange options to purchase shares of our common stock, par value $.01 per share, held by employees, including officers, and directors, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance, upon the terms and subject to the conditions in the Offer to Exchange dated May 25, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), the related form of letter to eligible option holders attached hereto as Exhibit (a)(1)(B) (the "Letter") and the form of letter to eligible option holders disclosing certain amendments and supplements to the Offer to Exchange attached hereto as Exhibit (a)(1)(C) (the "Supplemental Letter").

     The information in the Offer to Exchange, the Letter and the Supplemental Letter is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 12. Exhibits

(a)(1)(A)   Offer to Exchange dated May 25, 2001.*

(a)(1)(B)   Form of Letter to Eligible Option Holders Regarding Offer.*

(a)(1)(C)   Form of Supplemental Letter to Eligible Option Holders.

(a)(1)(D)   Form of Acceptance Letter

(a)(5) MFRI, Inc. Annual Report on Form 10-K for the fiscal year ended January 31, 2001, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(b)         Not applicable.

(d)(1)      MFRI, Inc. 1993 Stock Option Plan.*

(d)(2) Form of Option Agreement pursuant to the MFRI, Inc. 1993 Stock Option Plan.*

(d)(3)      MFRI, Inc. 1994 Stock Option Plan.*

(d)(4) Form of Option Agreement pursuant to the MFRI, Inc. 1994 Stock Option Plan.*

(d)(5)      MFRI, Inc. 2001 Independent Directors Stock Option Plan.*

(d)(6) Form of Option Agreement pursuant to the MFRI, Inc. 2001 Independent Director Stock Option Plan.*

(g)         Not applicable.

(h)         Not applicable.
________________________
*Previously filed.

                                                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                               MFRI, Inc.



                                              /s/ David Unger
                                              David Unger
                                              Chairman of the Board of Directors


Date:    June 19, 2001

                                INDEX TO EXHIBITS


Exhibit                  Description
Number
-------------    ------------------------------------------------------------

(a)(1)(A)        Offer to Exchange dated May 25, 2001.*

(a)(1)(B)        Form of Letter to Eligible Option Holders Regarding Offer.*

(a)(1)(C)        Form of Supplemental Letter to Eligible Option Holders.

(a)(1)(D)        Form of Acceptance Letter

(a)(5) MFRI, Inc. Annual Report on Form 10-K for the fiscal year ended January 31, 2001, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(d)(1)           MFRI, Inc. 1993 Stock Option Plan.*

(d)(2) Form of Option Agreement pursuant to the MFRI, Inc. 1993 Stock Option Plan.*

(d)(3)           MFRI, Inc. 1994 Stock Option Plan.*

(d)(4) Form of Option Agreement pursuant to the MFRI, Inc. 1994 Stock Option Plan.*

(d)(5)           MFRI, Inc. 2001 Independent Directors Stock Option Plan.*

(d)(6) Form of Option Agreement pursuant to the MFRI, Inc. 2001 Independent Director Stock Option Plan.*

________________________

*Previously filed.

                                                            Exhibit (a)(1)(C)


                       [FORM OF MFRI SUPPLEMENTAL LETTER]
                                [MFRI LETTERHEAD]


                                  June __, 2001


[Employee name and address]


   Re:      Amendment and Supplement to the MFRI 2001 Stock Option Exchange Plan

Dear Optionee:

     Pursuant to the MFRI 2001 Stock Option Exchange Plan, the Company is offering eligible optionees an opportunity to replace their current options with new options to be granted on or about December 31, 2001. This letter amends and supplements the MFRI 2001 Stock Option Exchange Plan and the offering materials sent to you on or about May 25, 2001. To comply with applicable disclosure requirements, we wish to amend and supplement the offer and otherwise advise you as follows:

     1. Before deciding whether to tender your options pursuant to the offer, we encourage you to review the financial information included on pages 27 through 47 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2001, which we are hereby incorporating by reference into the offer. We have also enclosed a copy of the annual report with this letter for your review. Please see Section 15 of the Offer to Exchange for instructions on how you can obtain copies of our filings with the Securities and Exchange Commission, including our filings that contain additional financial information.

     2. The book value per common share of MFRI as of January 31, 2001 was approximately $7.88. Book value per common share is computed by dividing total stockholders' equity at January 31, 2001 (approximately $38.799 million) by the number of common shares outstanding at January 31, 2001 (approximately
4.922 million).

     3. The Company would like to clarify some of the terms of the offer which were not made explicitly clear in the original Offer to Exchange. The exercise price of the new options will equal the last reported sale price of our common stock on the Nasdaq National Market at the time of grant. The new options will have a four (4) year annual vesting schedule and ten (10) year term (both measured from the date of grant). Except with respect to the new exercise price, the new options will have the same terms and conditions as the options being tendered for exchange. The Company will accept properly tendered options promptly after the expiration of the offer and will distribute the new option agreements promptly after their grant date.

     4. The Company would like to make clear that the condition regarding changes to accounting rules described in Section 5 of the Offer to Exchange is not a condition to the offer itself, but rather is a condition to the contract right you will have to receive new options in accordance with the terms of the offer. Therefore, your contract right to receive new options is conditioned upon there being no changes in accounting rules which would, in our opinion, require us to apply variable accounting treatment to the new options.

     5. As of January 31, 2001, there were a total of 875,550 options issued and outstanding, 798,950 of which were held by eligible employees. All of these 798,950 options are eligible for exchange pursuant to the offer. Each of our directors and executive officers, who collectively hold a total of 432,600 of the 798,950 options eligible for exchange in the offer, has indicated that he intends to tender all or substantially all of his options pursuant to the offer.

     6. Section 16 of the Offer to Exchange contains a representation that optionees have "read" and "understand" all of the terms and conditions of the offer. Please be advised that these two particular representations are hereby deleted from the Offer to Exchange and the Company will not rely upon or enforce these representations.

     7. We will publicly announce any extension of the offer by 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the offer.

     8. As disclosed in the Offer to Exchange, the Exchange Plan will not be implemented unless it is approved by our stockholders at the Company's Annual Meeting of Stockholders scheduled to take place at 10:00 a.m., Chicago time, on June 26, 2001. In order for this meeting to take place prior to the expiration of the offer, we are extending the expiration date of the Offer to Exchange until 5:00 p.m., Niles, Illinois time, on Tuesday, June 26, 2001.

     9. Promptly after the expiration of the offer, we will provide all tendering option holders with a letter confirming our acceptance of your options pursuant to the offer.

You should direct any questions about this offer, including the changes to the offer described in this letter, or direct any request for assistance or for additional copies of the Offer to Exchange or accompanying letter dated May 25, 2001 pursuant to which you may elect to participate in the offer, to Michael D. Bennett at (847) 966-1212.

Please remember that the deadline for electing to participate in, and for withdrawing your previous election to participate in, the Offer to Exchange is now 5:00 p.m., Niles, Illinois time, on Tuesday, June 26, 2001 (unless the offer is further extended by us in accordance with its terms).

                                             Very truly yours,




                                             David Unger
                                             Chairman of the Board of Directors

                                                             Exhibit (a)(1)(D)


                        [FORM OF MFRI ACCEPTANCE LETTER]
                                [MFRI LETTERHEAD]


                                  June __, 2001


[Employee name and address]


         Re:      MFRI 2001 Stock Option Exchange Plan

Dear Optionee:

     On behalf of MFRI, Inc., I am writing to provide you with the results of the offer to exchange options for MFRI common stock pursuant to the MFRI 2001 Stock Option Exchange Plan. The offer was consummated pursuant to the terms and conditions of the Company's Offer to Exchange and accompanying letter dated and sent to you on May 25, 2001, as well as the letter amending and supplementing the Offer to Exchange dated and sent to you on June __, 2001.

     The offer expired at 5:00 p.m., Niles, Illinois time, on June 26, 2001. Promptly following the expiration of the offer and pursuant to the terms and conditions of the offer, the Company accepted for exchange tendered options exercisable for a total of __________ shares of our common stock and canceled all such options.

     The Company has accepted for exchange and canceled options tendered by you exercisable for the number of shares of our common stock set forth on Annex A to this letter. In accordance with the terms and subject to the conditions of the offer, you have the right to receive a new option for the same number of shares set forth on Annex A. In accordance with the terms and subject to the conditions of the offer, the Company will grant you the new option on or about December 31 2001. Promptly following that time, as described in the offer, you will receive a new option agreement that will be executed by you and the Company.

     If you have any questions about your rights in connection with the grant of a new option, please call Michael D. Bennett at (847) 966-1212.

                                             Very truly yours,




                                             David Unger
                                             Chairman of the Board of Directors



                                     Annex A
                                     --------

     Name of Option Holder            Number of Options Tendered and Cancelled
     ---------------------            -----------------------------------------

     _____________________            _________________________________________